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Exhibit 20.1



                                                           [HANOVER DIRECT LOGO]
FOR IMMEDIATE RELEASE

CONTACT: Hanover Direct, Inc.                               The MWW Group
         Brian C. Harriss                                   Jamie Schwartz
         E.V.P & Chief Financial Officer                    Rich Tauberman
         Tel: (201) 272-3224                                Tel: (201) 507-9500

           HANOVER DIRECT ANNOUNCES BOARD OF DIRECTOR APPOINTMENTS AND
                  DETAILS OF 2002 ANNUAL SHAREHOLDERS MEETING

WEEHAWKEN, NJ, January 10, 2002 - Hanover Direct, Inc. (AMEX: HNV) today announced changes in the Board of Director and details for its 2002 Annual Shareholders Meeting.

Thomas C. Shull, President and Chief Executive Officer of Hanover Direct, Inc., fills the position of Chairman of the Board, vacated on December 20, 2001 upon the resignation of Mr. Eloy Michotte. The Company is also pleased to announce the appointment of E. Pendleton James to the Board of Directors. Mr. James fills one of the two Board seats created by the resignation from the Board of Messrs. Eloy Michotte and Alan Grieve. Mr. James has over thirty years experience in executive search and recently merged his firm, Pendleton James Associates, with Whitehead Mann. He currently serves on the Board of the Citizens for Democracy Corps and is a Trustee for the Center for the Study of the Presidency. Mr. James served as an assistant to Presidents Nixon and Reagan. He is a former member of the Board of Directors of Comsat Corporation, the Metropolitan Life Series Fund, the White House Fellows Commission, the Ronald Reagan Foundation, the USO World Board of Governors and Kids Voting USA. The Board of Directors reduced the total number of directorships for Hanover Direct, Inc. from six to five. The existing Board will serve until the next Annual Shareholders Meeting.

The Hanover Direct, Inc. 2002 Annual Shareholders Meeting has been scheduled for Thursday, May 16, 2002. The meeting will be held at the Sheraton Suites on the Hudson, 500 Harbor Boulevard, Weehawken, New Jersey and will commence at 9:30 a.m. The Sheraton Suites on the Hudson are directly across the street from the Lincoln Harbor stop on the New York Waterway Ferry.

ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Encore, Silhouettes, International Male, Undergear, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. erizon, Inc. is comprised of
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Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, and also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.